Exhibit 99.1

AGREEMENT

JOINT FILING OF SCHEDULE 13D

Each of the undersigned hereby agrees to file jointly the Schedule 13D to which this Agreement is attached, and any amendments to the Schedule 13D (the "Schedule 13D") filed with respect to the common stock, par value $0.0001 per share, of XBP Global Holdings, Inc., which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any future amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the Schedule 13D, and any future amendments to the Schedule 13D, filed on behalf of each of the parties hereto.

Dated: August 5, 2025

Avenue RP Opportunities Fund, L.P.

By: GL RP Partners, LLC
Its: Managing Member

By: Avenue RP Opportunities Fund GenPar, LLC
Its: General Partner

By: /s/ Andrew Schinder
Name: Andrew Schinder
Title: Attorney-in-Fact for Marc Lasry, Member

Avenue Global Dislocation Opportunities Fund, L.P.

By: GL Global Dislocation Opportunities Partners, LLC
Its: Managing Member

By: Avenue Global Dislocation Opportunities GenPar, LLC
Its: General Partner

By: /s/ Andrew Schinder
Name: Andrew Schinder
Title: Attorney-in-Fact for Marc Lasry, Member

Avenue Global Opportunities Master Fund LP

By: Avenue Global Opportunities GenPar Holdings Ltd.
Its: General Partner

By: /s/ Andrew Schinder
Name: Andrew Schinder
Title: Attorney-in-Fact for Marc Lasry, Member

Avenue Europe International Management, L.P.

By: Avenue Europe International Management GenPar, LLC
Its: General Partner

By: /s/ Andrew Schinder
Name: Andrew Schinder
Title: Attorney-in-Fact for Marc Lasry, Member

Avenue Capital Management II, L.P.

By: Avenue Capital Management II GenPar, LLC
Its: General Partner

By: /s/ Andrew Schinder
Name: Andrew Schinder
Title: Attorney-in-Fact for Marc Lasry, Member

Avenue RP Opportunities Fund GenPar, LLC

By: GL RP Partners, LLC
Its: Managing Member

By: /s/ Andrew Schinder
Name: Andrew Schinder
Title: Attorney-in-Fact for Marc Lasry, Member

Avenue Global Dislocation Opportunities GenPar, LLC

By: GL Global Dislocation Opportunities Partners, LLC
Its: Managing Member

By: /s/ Andrew Schinder
Name: Andrew Schinder
Title: Attorney-in-Fact for Marc Lasry, Member

Avenue Global Opportunities GenPar Holdings Ltd.

By: /s/ Andrew Schinder
Name: Andrew Schinder
Title: Attorney-in-Fact for Marc Lasry, Member

GL RP Partners, LLC

By: /s/ Andrew Schinder
Name: Andrew Schinder
Title: Attorney-in-Fact for Marc Lasry, Member

GL Global Dislocation Opportunities Partners, LLC

By: /s/ Andrew Schinder

Name: Andrew Schinder

Title: Attorney-in-Fact for Marc Lasry, Member

Avenue Global Opportunities GenPar, LLC

By: /s/ Andrew Schinder

Name: Andrew Schinder

Title: Attorney-in-Fact for Marc Lasry, Member

Marc Lasry

By: /s/ Andrew Schinder, Attorney-in-Fact for Marc Lasry